SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Resolution of the Ordinary General Meeting of Shareholders (Friday, June 22, 2012)

June 22, 2012

To: Shareholders

Yasuo Masumoto Representative Director, Chairman, President & CEO KUBOTA Corporation 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan

Resolution of the Ordinary General Meeting of Shareholders

We take pleasure in informing you that the followings were duly reported and resolved at the 122nd Ordinary General Meeting of Shareholders held on June 22, 2012.

Matters reported:

1.	Business report for the 122nd period (from April 1, 2011 to March 31, 2012), the consolidated financial statements and the non-consolidated financial statements for the 122nd period

2.	The results of the audits of the consolidated financial statements by the Independent Auditors and by the Board of Corporate Auditors

Matters resolved:

1st Subject: Matters concerning election of 8 Directors

The above proposal was approved and passed as proposed.

Six persons, namely Messrs. Yasuo Masumoto, Tetsuji Tomita, Satoru Sakamoto, Toshihiro Kubo, Yuzuru Mizuno and Junichi Sato were re-elected, and two persons, namely Messrs. Masatoshi Kimata and Shigeru Kimura were newly elected.

Messrs. Yuzuru Mizuno and Junichi Sato are outside Directors.

2nd Subject: Matters concerning bonus payments for Directors

The proposal concerning payments of ¥ 96.7 million of bonuses for 6 Directors was approved and passed as proposed.

End of document

Directors and Corporate Auditors (as of June 22, 2012)

Directors
1	Representative Director, Chairman, President &CEO	Yasuo Masumoto
2	Representative Director and Executive Vice President	Tetsuji Tomita
3	Director and Senior Managing Executive Officer	Satoru Sakamoto
4	Director and Senior Managing Executive Officer	Masatoshi Kimata
5	Director and Managing Executive Officer	Toshihiro Kubo
6	Director and Managing Executive Officer	Shigeru Kimura
7	Director	Yuzuru Mizuno
8	Director	Junichi Sato
Corporate Auditors
1	Corporate Auditor	Hirokazu Nara
2	Corporate Auditor	Hiroshi Shiaku
3	Corporate Auditor	Masao Morishita
4	Corporate Auditor	Akira Negishi
5	Corporate Auditor	Ryoji Sato
Executive Officers (as of June 22, 2012)
1	Senior Managing Executive Officer	Takeshi Torigoe
2	Senior Managing Executive Officer	Nobuyuki Toshikuni
3	Managing Executive Officer	Katsuyuki Iwana
4	Managing Executive Officer	Kenshiro Ogawa
5	Managing Executive Officer	Tetsu Fukui
6	Managing Executive Officer	Satoshi Iida
7	Managing Executive Officer	Yujiro Kimura
8	Executive Officer	Masakazu Tanaka
9	Executive Officer	Taichi Itoh
10	Executive Officer	Shinji Sasaki
11	Executive Officer	Hiroshi Matsuki
12	Executive Officer	Yuichi Kitao
13	Executive Officer	Kunio Suwa
14	Executive Officer	Toshihiko Kurosawa
15	Executive Officer	Hiroshi Kawakami
16	Executive Officer	Satoshi Machida
17	Executive Officer	Masaharu Tabata
18	Executive Officer	Yoshiyuki Fujita
19	Executive Officer	Kaoru Hamada
20	Executive Officer	Takashi Uei
21	Executive Officer	Hironobu Kubota
22	Executive Officer	Junji Ogawa
23	Executive Officer	Yasuo Nakata
24	Executive Officer	Masato Yoshikawa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: June 22, 2012	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of Global Management Promotion Department